

March 31, 2011

Via E-mail
Dr. Surya N. Mohapatra, Ph.D.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

    Re: **Quest Diagnostics Incorporated**
                Form 10-K for Fiscal Year End December 31, 2010
                Filed February 16, 2011
                File No. 001-12215

Dear Dr. Mohapatra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2010

Financial Statements

15. Commitments and Contingencies, page F-31
Legal Matters, page F-32

1.   We note that a liability with respect to the MediCal matter was not determinable at the time the financial statements were issued, in spite of the understanding reached with MediCal to pay $241 million to settle the matters. Please tell us why the understanding to pay $241 million does not represent an amount of loss that can be reasonably estimated or why you do not otherwise accrue an amount within a reasonably estimable range of loss. Refer to ASC 450-20 for additional guidance.

2.   We note you have continued to recognize revenue for services provided to MediCal even though you agreed to temporarily suspend billings to it until March 1, 2011. Please tell us how you considered SAB Topic 13:A in determining the services rendered represent revenue when you do not bill for services rendered.

Exhibits

3.   Please confirm that in future filings, you will reconcile the incorporation by reference information pertaining to exhibits 10.1 and 10.6 with the company's filing made in response to our letter issued on March 29, 2010 in regards to the company's Form 10-K for fiscal year ended December 31, 2009.

4.   We note the reference on page 58 to a January 31, 2011 agreement to repurchase shares from an affiliate of GSK for $835 million. Please advise how you considered the applicability of Item 601(b)(10) of Regulation S-K to this agreement. Please advise whether the agreement involved a share repurchase price at a discount to market or a waiver of director resignation provisions as discussed in the Form 8-K filed February 9, 2011.

5.   We note that exhibit 10.39 has omitted exhibit(s), schedule(s) or attachment(s). Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director